UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Regulus Therapeutics Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

75915K 200

(CUSIP Number of Common Stock Underlying Class of Securities)

Joseph P. Hagan

President and Chief Executive Officer

Regulus Therapeutics Inc.

10614 Science Center Drive

San Diego, CA 92121

(858) 202-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)

Copies to

Thomas A. Coll, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$711,382	$86.22

*

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These stock options covered an aggregate of 915,009 shares of the issuer’s common stock, and had an aggregate value of $711,382 as of October 12, 2018, calculated based on a Black-Scholes option pricing model.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01212% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Eligible Options for New Restricted Stock Units dated October 15, 2018 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The issuer is Regulus Therapeutics Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 10614 Science Center Drive, San Diego, CA 92121 and the telephone number of its principal executive offices is (858) 202-6300.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain eligible optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), for new restricted stock units.

An optionholder will be eligible to exchange their options (an “Eligible Holder”) if:

•

on the date the Exchange Offer commences, either the optionholder is employed by the Company (each, an “Employee”) or is a non-employee member (each, a “Non-Employee Director”) of the board of directors of the Company and has not been notified by the Company that such optionholder’s employment or service relationship with the Company is being terminated; and

•

such optionholder continues to be an Employee or serve as a Non-Employee Director and has not submitted a notice of resignation or received a notice of termination, as of the first business day following the Expiration Time (as defined in the Exchange Offer).

An option will be eligible for exchange (an “Eligible Option”) if it:

•	is held by an Eligible Holder;

•	has an exercise price equal to or greater than $4.56 (and an exercise price greater than the closing price of the Common Stock on the last business day before the Expiration Time); and

•	was granted under the Company’s 2009 Equity Incentive Plan, 2012 Equity Incentive Plan or 2015 Inducement Plan.

As of October 12, 2018, there were options to purchase 1,133,823 shares of Common Stock outstanding and Eligible Options to purchase 915,009 shares of Common Stock outstanding.

Pursuant to the Exchange Offer, in exchange for the cancellation of an Eligible Option, the Company will grant a new restricted stock unit (each, a “New RSU”) following the Expiration Time subject to the terms and conditions described in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) and Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Exchange Offer under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) are incorporated herein by reference. The address of each of the Company’s executive officers and directors, as follows, is 10614 Science Center Drive, San Diego, CA 92121:

Executive Officers	Title
Joseph P. Hagan	President, Chief Executive Officer and Director
Timothy Wright, M.D.	Chief Research & Development Officer
Daniel R. Chevallard	Chief Financial Officer

Non-Employee Directors
Stelios Papadopoulos, Ph.D.	Chairman of the Board
David Baltimore, Ph.D.	Director
Kathryn J. Collier	Director
William H. Rastetter, Ph.D.	Director
Hugh Rosen, M.D., Ph.D.	Director
Pascale Witz, MBA, MSc	Director

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Us; Financial Information”); Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”), and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(17) also contain information regarding the subject company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) is incorporated herein by reference.

(c) Plans. The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The consideration used in the Exchange Offer will be New RSUs. The information set forth in Item 4(a) above is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or recommendations. Not applicable.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in Item 15 (“Exhibits, Financial Statement Schedules”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 8, 2018, which is incorporated herein by reference; the information set forth in Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018, which is incorporated herein by reference; the information set forth in Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the Securities and Exchange Commission on August 9, 2018, which is incorporated herein by reference; the financial information contained in the Exchange Offer under Section 8 (“Information Concerning Us; Financial Information”) including Schedule A to the Exchange Offer; and Section 15 (“Additional Information”) of the Exchange Offer is incorporated herein by reference. See Section 15 (“Additional Information”) of the Exchange Offer for more information regarding how to obtain copies of or otherwise review such reports. The book value per share of the Common Stock as of June 30, 2018, was $1.20 (as adjusted for the 1-for-12 reverse stock split of the Common Stock effective on October 3, 2018).

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(2)	The information set forth in the Exchange Offer under Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Restricted Stock Units dated October 15, 2018

(a)(1)(B)	Form of Email Announcement of Offer to Exchange

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal of Election Form

(a)(1)(E)	Form of Communication to Eligible Holders Participating in the Exchange Offer Confirming Receipt of Election Form

(a)(1)(F)	Form of Communication to Eligible Holders Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)	Form of Reminder Email to Eligible Holders

(a)(1)(H)	Form of Confirmation Letter to Eligible Holders Participating in the Exchange Offer

(a)(1)(I)	Form of Email to Eligible Holders Regarding Final Exchange Ratios

(a)(1)(J)	Form of RSU Grant Notice and Agreement for RSUs Granted under Offer to Exchange Program (Employees)

(a)(1)(K)	Form of RSU Grant Notice and Agreement for RSUs Granted Under Offer to Exchange Program (Non-Employee Directors)

(a)(1)(L)	Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 8, 2018 and incorporated herein by reference

(a)(1)(M)	Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the Securities and Exchange Commission on May 10, 2018 and incorporated herein by reference

(a)(1)(N)	Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the Securities and Exchange Commission on August 9, 2018 and incorporated herein by reference

(b)	Not applicable

(d)(1)	2012 Equity Incentive Plan and Form of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.

(d)(2)	Form of Indemnity Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-183384), originally filed with the SEC on August 17, 2012).

(d)(3)	Regulus Therapeutics Inc. 2009 Equity Incentive Plan, as amended, and Form of Stock Option Grant Notice, Option Agreement and Form of Notice of Exercise (incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-183384), originally filed with the SEC on August 17, 2012).

(d)(4)	Non-Employee Director Compensation Policy, as amended (incorporated by reference to Exhibit 10.4 to the Registrant’s Annual Report on Form 10-K (File No. 001-35670), filed with the SEC on March 3, 2017).

(d)(5)	2012 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, as amended, originally filed with the SEC on August 17, 2012).

(d)(6)	Regulus Therapeutics Inc. Inducement Plan and Form of Stock Option Grant Notice, Form of Stock Option Agreement and Notice of Exercise thereunder (incorporated by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-206511), filed with the SEC on August 21, 2015).

(d)(7)	Employment Agreement, effective January 1, 2016, by and between the Registrant and Joseph P. Hagan (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K (File No. 001-35670), filed with the SEC on February 23, 2016).

(d)(8)	Joseph P. Hagan, Yearly Discretionary Base Salary Increase, effective January 1, 2017 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-35670), filed with the SEC on May 5, 2017).

(d)(9)	Joseph P. Hagan, Base Salary and Target Bonus Increase, effective May 4, 2017 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-35670), filed with the SEC on August 2, 2017).

(d)(10)	Employment Agreement, effective October 3, 2016, by and between the Registrant and Timothy M. Wright, M.D. (incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K (File No. 001-35670), filed with the SEC on March 3, 2017).

(d)(11)	Timothy Wright, Ph.D., Yearly Discretionary Base Salary Increase, effective January 1, 2017 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-35670), filed with the SEC on May 5, 2017).

(d)(12)	Employment Agreement, effective June 22, 2017, by and between the Registrant and Mark Deeg, M.D., Ph.D. (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-35670), filed with the SEC on August 2, 2017).

(d)(13)	Separation Agreement, dated May 24, 2017, by and between the Registrant and Paul C. Grint, M.D. (incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-35670), filed with the SEC on August 2, 2017).

(d)(14)	Amended and Restated Employment Agreement, dated May 24, 2017, by and between the Registrant and Daniel R. Chevallard (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 26, 2017).

(d)(15)	Loan and Security Agreement, dated June 17, 2016, by and between the Registrant and Oxford Finance LLC (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-35670), filed with the SEC on August 3, 2016).

(d)(16)	First Amendment to Loan and Security Agreement, dated October 4, 2017, by and between the Registrant and Oxford Finance LLC (incorporated by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K (File No. 001-35670), filed with the SEC on March 8, 2018).

(d)(17)	Second Amendment to Loan and Security Agreement, dated March 6, 2018, by and between the Registrant and Oxford Finance LLC (incorporated by reference to Exhibit 10.32 to the Registrant’s Annual Report on Form 10-K (File No. 001-35670), filed with the SEC on March 8, 2018).

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Regulus Therapeutics Inc.

By:	/s/ Joseph P. Hagan
Joseph P. Hagan
President and Chief Executive Officer

Date: October 15, 2018